December 20, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Access Technologies, Inc.

Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005

File No. 0-24575

Greetings:

American Access Technologies, Inc. (the “Company”) is in receipt of your comment letters dated October 5, 2006 and November 29, 2006 and submits the following responses to your comments:

10-KSB

Item 8A. Controls and Procedures

The Company filed Amendment No. 1 to its Form 10-KSB for the year ended December 31, 2005 revising Item 8A. Controls and Procedures as follows:

1. Stating that the Company’s disclosure controls and procedures were effective as of December 31, 2005 without defining disclosure controls and procedures.

2. Identifying changes that were made in the Company’s internal control over financial reporting in the quarter ended December 31, 2005 which materially affected the Company’s financial controls over financial reporting.

The Company hereby acknowledges:

a.)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.)	Our comments or changes in response to your comments do not foreclose the Commission from taking any action on the filing; and

c.)	The Company may not assert your comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

It is anticipated that this amendment and the information provided herein sufficiently addresses the issues raised in your comment letters. If you have any further comments or require any further information, please contact our counsel in this matter, Joel Bernstein, at 305-858-7300 by fax to 786-513-8522.

Yours very truly,

AMERICAN ACCESS TECHNOLOGIES, INC.

/s/Joseph F. McGuire

Chief Financial Officer and Treasurer